Exhibit 4.36

Proxy Agreement

This Proxy Agreement (this “Agreement”) is entered into between the following two parties in Beijing, PRC.

Party A: Hu Cai, a citizen of the People’s Republic of China (the “PRC”)

Party B: Baidu Online Network Technology (Beijing) Co., Ltd., a wholly foreign-owned enterprise registered in Beijing, PRC under the laws of the PRC

WHEREAS

1. Party A is a shareholder of BaiduPay Science and Technology Co., Ltd. (the “Company”) and owns 9% of the equity interests.

2. Party A is willing to entrust the person designated by Party B with full authority to exercise his shareholder’s voting right at the Company’s shareholders’ meetings.

NOW THEREFORE, the parties agree as follows:

1. Party A hereby agrees to irrevocably entrust the person designated by Party B to exercise on his behalf all shareholder’s voting rights and other shareholder’s rights at the shareholders’ meeting of the Company in accordance with PRC law and the Company’s articles of association, including, but not limited to, with respect to the sale or transfer of all or part of Party A’s equity interests in the Company and the appointment and election of the directors and chairman of the Company.

2. Party B agrees to designate a person to accept the entrustment by Party A pursuant to Article 1 of this Agreement, and such person shall represent Party A in the exercise of Party A’s shareholder’s voting rights and other shareholder’s rights pursuant to this Agreement.

3. Party A hereby acknowledges that, regardless how his equity interests in the Company will change, he shall entrust the person designated by Party B with all of his shareholder’s voting rights and other shareholder’s rights. If Party A transfers his/her equity interests in the Company to any individual or company, other than Baidu.com, Inc., Party B, or the individuals or entities designated by Party B (each, a “Transferee”), Party A shall cause such Transferee to, concurrently with the execution of the equity transfer documents, sign an agreement with the same terms and conditions as this Agreement to entrust the person designated by Party B with the shareholder’s voting rights and other shareholder’s rights of the Transferee.

4. Party A hereby acknowledges that if Party B withdraws the appointment of the relevant person to whom Party A has entrusted his shareholder’s voting rights and other shareholder’s rights, he will withdraw his authorization for this person and authorize other persons designated by Party B to exercise his shareholder’s voting rights and other shareholder’s rights at the shareholders’ meeting of the Company.

5. This Agreement shall become effective as of the date it is duly executed by the parties’ authorized representatives.

6. The term of this Agreement shall be ten (10) years and may be extended by agreement between the parties upon the expiration hereof.

7. Any amendment to, and/or cancellation of, this Agreement shall be agreed by the parties in writing.

Hu Cai

Signature:	/s/ Hu Cai

Baidu Online Network Technology (Beijing) Co., Ltd.

Authorized Representative:	Haoyu Shen

Signature:	/s/ Haoyu Shen

Seal: [Baidu Online Network Technology (Beijing) Co., Ltd. seal]

This Agreement is agreed and accepted by:

Beijing BaiduPay Science and Technology Co., Ltd.

Authorized Representative:	Cai Hu

Signature:	/s/ Cai Hu

Seal: [Beijing BaiduPay Science and Technology Co., Ltd. seal]

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